Energy Edge Technologies Corporation

1200 Route 22 East, Suite 2000

Bridgewater, NJ 08807

February 14, 2011

United States Securities and Exchange Commission

Attn: Mr. Hagen Ganem, Staff Attorney, and Mr. Dietrich King, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Energy Edge Technologies Corporation

Pre-effective Amendment No. 5 to Registration Statement on Form S- I

Filed February 11, 2011

  File No. 333-167853

 Dear Mr. Ganem and Mr. King:

Pursuant to Rule 460 and 461 of Regulation C, Energy Edge Technologies Corporation ("Company"), hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 to Monday February 14, 2011 at 4:00 PM or as soon as practicable thereafter.

No broker-dealer is participating in the offering, so the offering terms and arrangements were not submitted to the National Association of Securities Dealers, Inc., for its review and approval in the absence of a requirement to do so.  With respect to dissemination of information contemplated by Rules 460 and 461, offers will be made directly by the Company by delivering to each prospective investor a copy of the final prospectus.

Energy Edge Technologies Corporation acknowledges that:

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should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

Energy Edge Technologies Corporation

By:   /s/ Robert Holdsworth

Robert Holdsworth, CEO